                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. ____)*

                     ENVIRONMENTAL SOLUTIONS WORLDWIDE, INC.
                     ---------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    29 408 K
                                    --------
                                 (CUSIP number)

                             ROBERT G. ROBISON, ESQ.
                           MORGAN, LEWIS & Bockius LLP
                                 101 Park Avenue
                          New York, New York 10178-0060
                                  212-309-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 15, 2004
                               ------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box |X|.

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 pages)
                           ---------------------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 2 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           BLACK FAMILY 1997 TRUST
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) [X]

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           OO
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             [ ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               0 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY         8     SHARED VOTING POWER
              EACH                                            6,500,000 shares of Common Stock
           REPORTING
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               0 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               6,500,000 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             6,500,000 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.8%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 1,500,000 shares of Common Stock directly beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (ii) 1,000,000
     shares of Common Stock issuable upon exercise of warrants directly beneficially owned by the 1997 Trust and (iii) 4,000,000 shares of Common
     Stock issuable upon conversion of convertible debentures directly beneficially owned by the 1997 Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B)
     400,000 shares of Common Stock issuable upon exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common
     Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares issuable upon exercise of warrants in each case beneficially owned by each of (A) the Leon D. Black Trust UAD 11/30/92 FBO
     Alexander Black, (B) the Leon D. Black Trust UAD 11/30/92 FBO Benjamin
     Black, (C) the Leon D. Black Trust UAD 11/30/92 FBO Joshua Black and (D)
     the Leon D. Black Trust UAD 11/30/92 FBO Victoria Black and (iii)(A)
     250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of
     Common Stock issuable upon conversion of convertible debentures directly beneficially owned by John J. Hannan. The 1997 Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 4 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           OO
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             [ ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               851,470 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY          8     SHARED VOTING POWER
              EACH                                             0 shares of Common Stock
           REPORTING
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               851,470 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             851,470 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.7%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the
     Leon D. Black Trust UAD 11/30/92 FBO Alexander Black (the "Alexander
     Trust") and (ii) 333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Alexander Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C)
     1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the
     Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black
     Trust UAD 11/30/92 FBO Joshua Black and (C) the Leon D. Black Trust UAD
     11/30/92 FBO Victoria Black, (iii)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
     1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of
     Common Stock issuable upon conversion of convertible debentures beneficially owned by the 1997 Trust and (iv)(A) 250,000 shares of Common
     Stock issuable upon the exercise of warrants directly beneficially owned by
     John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J.
     Hannan. The Alexander Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 6 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           OO
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                      [  ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               851,470 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY          8     SHARED VOTING POWER
              EACH                                             0 shares of Common Stock
           REPORTING
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               851,470 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             851,470 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.7%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the
     Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black (the "Benjamin Trust")
     and (ii) 333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Benjamin Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C)
     1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the
     Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black
     Trust UAD 11/30/92 FBO Joshua Black and (C) the Leon D. Black Trust UAD
     11/30/92 FBO Victoria Black, (iii)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
     1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of
     Common Stock issuable upon conversion of convertible debentures beneficially owned by the 1997 Trust and (iv)(A) 250,000 shares of Common
     Stock issuable upon the exercise of warrants directly beneficially owned by
     John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J.
     Hannan. The Benjamin Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 8 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           OO
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                           [  ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               851,470 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
           BENEFICIALLY
             OWNED BY         8     SHARED VOTING POWER
              EACH                                             0 shares of Common Stock
           REPORTING
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               851,470 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             851,470 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.7%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the
     Leon D. Black Trust UAD 11/30/92 FBO Joshua Black (the "Joshua Trust") and
     (ii) 333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Joshua Trust. Does not include: (i)(A)
     150,000 shares of Common Stock directly beneficially owned by Leon D.
     Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common
     Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D. Black
     Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black Trust UAD
     11/30/92 FBO Alexander Black and (C) the Leon D. Black Trust UAD 11/30/92
     FBO Victoria Black, (iii)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B) 1,000,000
     shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common
     Stock issuable upon conversion of convertible debentures beneficially owned by the 1997 Trust and (iv)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and
     (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. The
     Joshua Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 10 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           OO
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             [  ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               851,470 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
           BENEFICIALLY
             OWNED BY         8     SHARED VOTING POWER
              EACH                                             0 shares of Common Stock
            REPORTING
           PERSON WITH      ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               851,470 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             851,470 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           1.7%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           OO
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 517,647 shares of Common Stock beneficially owned by the
     Leon D. Black Trust UAD 11/30/92 FBO Victoria Black (the "Victoria Trust")
     and (ii) 333,823 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the Victoria Trust. Does not include: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C)
     1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black, (ii) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the
     Leon D. Black Trust UAD 11/30/92 FBO Benjamin Black, (B) the Leon D. Black
     Trust UAD 11/30/92 FBO Alexander Black and (C) the Leon D. Black Trust UAD
     11/30/92 FBO Joshua Black, (iii)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B)
     1,000,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (C) 4,000,000 shares of
     Common Stock issuable upon conversion of convertible debentures beneficially owned by the 1997 Trust and (iv)(A) 250,000 shares of Common
     Stock issuable upon the exercise of warrants directly beneficially owned by
     John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J.
     Hannan. The Victoria Trust expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 12 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           LEON D. BLACK
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           PF
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                            [  ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               1,550,000 shares of Common Stock
           NUMBER OF
             SHARES         ------- ------------------------------------------------------------------------------------
           BENEFICIALLY
             OWNED BY         8     SHARED VOTING POWER
               EACH                                            6,500,000 shares of Common Stock
            REPORTING
           PERSON WITH      ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               1,550,000 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               6,500,000 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             8,050,000 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           14.2%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           IN
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i)(A) 150,000 shares of Common Stock directly beneficially owned by Leon D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and
     (C) 1,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by Leon D. Black. Also includes (i) 1,500,000 shares of Common Stock beneficially owned by the
     Black Family 1997 Trust (the "1997 Trust"), (ii) 1,000,000 shares of Common
     Stock issuable upon the exercise of warrants directly beneficially owned by the 1997 Trust and (iii) 4,000,000 shares of Common Stock issuable upon conversion of convertible debentures directly beneficially owned by the
     1997 Trust. Although Mr. Black may be deemed to be the indirect beneficial owner of the securities referenced in the preceding sentence, Mr. Black disclaims beneficial ownership. Does not include: (i) 517,647 shares of
     Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the Leon D.
     Black Trust UAD 11/30/92 FBO Victoria Black, (B) the Leon D. Black Trust
     UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD 11/30/92
     FBO Joshua Black and (D) the Leon D. Black Trust UAD 11/30/92 FBO Alexander
     Black and (ii)(A) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (B) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. Mr. Black expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

     ------------------------------------------------ ----------------- ------------------------------------------------

                   CUSIP No. 29 408 K                        13D                      Page 14 of 26 Pages
     ------------------------------------------------ ----------------- ------------------------------------------------

     ------------ ------------------------------------------------------------------------------------------------------

          1       NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                           JOHN J. HANNAN
     ------------ ------------------------------------------------------------------------------------------------------

          2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) [ ]
                                                                                         (b) |X|

     ------------ ------------------------------------------------------------------------------------------------------

          3       SEC USE ONLY

     ------------ ------------------------------------------------------------------------------------------------------

          4       SOURCE OF FUNDS*

                           PF
     ------------ ------------------------------------------------------------------------------------------------------

          5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEM 2(d) or 2(e)                                                                             [  ]

     ------------ ------------------------------------------------------------------------------------------------------

          6       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

     ---------------------- ------- ------------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
                                                               1,250,000 shares of Common Stock
           NUMBER OF
            SHARES          ------- ------------------------------------------------------------------------------------
          BENEFICIALLY
            OWNED BY          8     SHARED VOTING POWER
             EACH                                              0 shares of Common Stock
           REPORTING
          PERSON WITH       ------- ------------------------------------------------------------------------------------

                              9     SOLE DISPOSITIVE POWER
                                                               1,250,000 shares of Common Stock

                            ------- ------------------------------------------------------------------------------------

                              10    SHARED DISPOSITIVE POWER
                                                               0 shares of Common Stock

     ------------ ------------------------------------------------------------------------------------------------------

         11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             1,250,000 shares of Common Stock (1)

     ------------ ------------------------------------------------------------------------------------------------------

         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                                                         |X|
     ------------ ------------------------------------------------------------------------------------------------------

         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           2.4%
     ------------ ------------------------------------------------------------------------------------------------------

         14       TYPE OF REPORTING PERSON*
                           IN
     ------------ ------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) Includes: (i) 250,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by John J. Hannan and (ii)
     1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by John J. Hannan. Does not include: (i)(A) 1,500,000 shares of Common Stock beneficially owned by the Black Family 1997 Trust (the "1997 Trust"), (B) 1,000,000 shares of
     Common Stock issuable upon the exercise of warrants beneficially owned by the 1997 Trust and (C) 4,000,000 shares of Common Stock issuable upon the conversion of convertible debentures beneficially owned by the 1997 Trust,
     (ii)(A) 150,000 shares of Common Stock directly beneficially owned by Leon
     D. Black, (B) 400,000 shares of Common Stock issuable upon the exercise of warrants directly beneficially owned by Leon D. Black and (C) 1,000,000 shares of Common Stock issuable upon the conversion of convertible debentures directly beneficially owned by Leon D. Black, (iii) 517,647 shares of Common Stock and 333,823 shares of Common Stock issuable upon the exercise of warrants, in each case beneficially owned by each of (A) the
     Leon D. Black Trust UAD 11/30/92 FBO Alexander Black, (B) the Leon D. Black
     Trust UAD 11/30/92 FBO Benjamin Black, (C) the Leon D. Black Trust UAD
     11/30/92 FBO Joshua Black and (D) the Leon D. Black Trust UAD 11/30/92 FBO
     Victoria Black. John J. Hannan expressly disclaims beneficial ownership of each of the referenced securities in the preceding sentence.

ITEM 1   Security and Issuer
------   -------------------

         This Statement on Schedule 13D relates to the Common Stock, par value
$.001 per share (the "Common Stock"), of Environmental Solutions Worldwide,
Inc., (the "Company"), with its principal executive offices located at 132 Penn
Avenue, Telford, PA 18969. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2   Identity and Background
------   -----------------------

(a) This Statement is being filed by each of the following persons pursuant to
Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission") and a
Joint Filing Agreement included herein as Exhibit 1: (i) the Black Family 1997
Trust (the "1997 Trust"), (ii) the Leon D. Black Trust UAD 11/30/92 FBO
Alexander Black (the "Alexander Trust"), (iii) the Leon D. Black Trust UAD
11/30/92 FBO Benjamin Black (the "Benjamin Trust"), (iv) the Leon D. Black Trust
UAD 11/30/92 FBO Joshua Black (the "Joshua Trust"), (v) the Leon D. Black Trust
UAD 11/30/92 FBO Victoria Black (the "Victoria Trust"), (vi) Leon D. Black and
(vii) John J. Hannan (collectively, the "Reporting Persons", and each a
"Reporting Person").

         The 1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua
Trust, the Victoria Trust and Leon D. Black have previously filed a Statement on
Schedule 13G with respect to the Common Stock.

         Each Reporting Person disclaims (1) the existence of, and membership in, any "group" that includes any other Reporting Person as a member and (2)
beneficial ownership of the shares of Common Stock owned by each other Reporting
Person.

(b) The address of each of the 1997 Trust, the Alexander Trust, the Benjamin
Trust, the Joshua Trust and the Victoria Trust is 9 West 57th Street, Suite
4300, New York, New York 10019, Attention: Trustee. The principal business office for each of Leon D. Black and John Hannan is 9 West 57th Street, Suite
4300, New York, New York 10019.

(c) Each of Leon D. Black and John J. Hannan is a co-founder of Apollo
Management, L.P. , a limited partnership that manages investment activities on behalf of various private security investment funds.

(d) and (e)

         During the past five years, none of the Reporting Persons has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                       16

(f) Each of Leon D. Black and John J. Hannan is a citizen of the United States of America.

ITEM 3   Source and Amount of Funds or Other Consideration
------   -------------------------------------------------

         On October 10, 2000, in connection with a private placement by the
Company, each of the Alexander Trust, the Benjamin Trust, the Joshua Trust, the
Victoria Trust and Leon D. Black, using available capital or personal funds, as applicable, purchased for an aggregate purchase price of $150,000, respectively,
150,000 shares of Common Stock and five-year warrants exercisable for 150,000 shares of Common Stock. The warrants are exercisable at an adjusted exercise price of $.17 per share of Common Stock, subject to further adjustments. The
Common Stock and warrants were issued pursuant to subscription agreements, dated
October 10, 2000, between the Company and each of the Alexander Trust, the
Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon D. Black. A form of the subscription agreement, as well as a form of the warrant, dated October
10, 2000, issued to each such Reporting Person pursuant to such transaction, are attached hereto as Exhibit 2 and Exhibit 3, respectively.

         On August 9, 2001, in connection with a private placement by the
Company, the 1997 Trust purchased 1,500,000 shares of Common Stock using
$600,000 of available capital. Such shares of Common Stock were issued pursuant to a subscription agreement, dated August 9, 2001, between the Company and the
1997 Trust. In addition, the subscription agreement provides for certain registration rights that the Company granted to the 1997 Trust. The subscription agreement is attached hereto as Exhibit 4.

         On October 10, 2002, each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust participated in the Company's unit private placement. In connection with such private placement, each such
Reporting Person using available capital purchased for an aggregate purchase price of $62,500, respectively, 367,647 units of the Company (each a "Unit").
Each Unit was comprised of one share of Common Stock and one three-year warrant at an initial exercise price of $.15 per warrant to purchase one half (1/2) a share of Common Stock. Such warrants are exercisable only in even lots for an aggregate initial exercise price of $.30 for one share of Common Stock, subject to adjustment upon certain events. There are no fractional shares. The Units were issued pursuant to subscription agreements which also provide for certain registration rights that the Company granted to each such Reporting Person. A form of the subscription agreement, as supplemented, as well as a form of the warrant, pursuant to such transaction, are attached hereto as Exhibit 5 and
Exhibit 6, respectively. Additionally, the Company supplemented the registration rights described in the subscription agreement in a letter, dated October 3,
2002, to each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and
the Victoria Trust. A form of such letter is attached hereto as Exhibit 7.

         On September 15, 2004, the 1997 Trust, Leon D. Black and John J. Hannan
each participated in a private placement by the Company. In connection with such private placement, the 1997 Trust, using available capital, purchased for (i)
$2,000,000 principal amount of the Company's 4% convertible debentures maturing on September 13, 2007 (the "Convertible Debentures") and (ii)

                                       17

three-year warrants exercisable at any time for an aggregate of 1,000,000 shares of Common Stock. The debentures are convertible into 4,000,000 shares of Common
Stock. Each of Leon D. Black and John J. Hannan, using personal funds, purchased for $500,000, respectively, (i) $500,000 principal amount of the Convertible
Debentures and (ii) three-year warrants exercisable at any time for an aggregate of 250,000 shares of Common Stock. The Convertible Debentures subscribed for by each of Leon D. Black and John J. Hannan are convertible into 1,000,000 shares of Common Stock, respectively. The holder of a Convertible Debenture may immediately convert any or all of the principal of such Convertible Debentures into shares of Common Stock at an initial conversion rate of the principal amount divided by $.50 subject to adjustment in certain events. The warrants have an initial exercise price of $1.00 per share of Common Stock, subject to adjustment upon certain events. In addition, pursuant to registration rights agreements, the Company granted each such Reporting Person certain registration rights with respect to the shares of Common Stock underlying the Convertible
Debentures and the warrants. A form of the registration rights agreement is attached hereto as Exhibit 8. A form of the warrant and a form of the debenture, each dated September 13, 2004, issued to the 1997 Trust, Leon D. Black and John
J. Hannan pursuant to such transaction, are attached hereto as Exhibit 9 and
Exhibit 10, respectively.

         The Company has informed the Reporting Persons that, in connection with the September 15, 2004 transaction, a brother-in-law of Leon D. Black, who is also a trustee of the 1997 Trust and who disclaims beneficial ownership of all shares of Common Stock beneficially owned by the 1997 Trust, also purchased for
$500,000 in the private placement (i) $500,000 principal amount of the
Convertible Debentures and (ii) three-year warrants exercisable at any time for
250,000 shares of Common Stock. Such Convertible Debentures are convertible into
1,000,000 shares of Common Stock. The total purchase price for such Convertible
Debentures and warrants was $500,000. Hannan, among others, is a trustee of the
1997 Trust, the Alexander Trust, the Benjamin Trust, the Joshua Trust and the
Victoria Trust, each of whom disclaims beneficial ownership of all shares of
Common Stock beneficially owned by such trusts.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the documents attached as Exhibit 2 through Exhibit 10 to this Schedule 13D and which are incorporated herein by reference.

ITEM 4   Purpose of Transaction
------   ----------------------

         The Reporting Persons acquired beneficial ownership of the shares of
Common Stock for investment purposes. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.

ITEM 5   Interest in Securities of the Issuer
------   ------------------------------------

(a) and (b)

                                       18

         The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company's issued and outstanding
Common Stock shall be deemed to mean 50,224,843, the number of shares of Common
Stock, reported by the Company to be issued and outstanding as of July 31, 2004 before giving effect to the issuance of up to 8,985,292 shares upon the exercise of warrants and the conversion of Convertible Debentures by the Reporting
Persons.

         (i) Amount beneficially owned:

         The 1997 Trust is the beneficial owner of 6,500,000 shares of Common
         Stock.(1)
         Each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and
         the Victoria Trust is the beneficial owner of 851,470 shares of Common
         Stock.(1)
         Leon D. Black is the beneficial owner of 8,050,000 shares of Common
         Stock.(1)
         John J. Hannan is the beneficial owner of 1,250,000 shares of Common
         Stock.(1)

         (ii) Percent of class:

         See Item 11 on pages 2 through 8.

         (iii) Number of shares as to which the person has:

                  (1) Sole power to vote or to direct the vote:

                  The 1997 Trust has sole power to vote or to direct the vote of
                  0 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has sole power to vote or to
                  direct the vote of 851,470 shares of Common Stock.
                  Leon D. Black has sole power to vote or to direct the vote of
                  1,550,000 shares of Common Stock.
                  John J. Hannan has sole power to vote or to direct the vote of
                  1,250,000 shares of Common Stock.

                  (2) Shared power to vote or to direct the vote:

----------------------------------

(1)  The 1997 Trust beneficially owns 6,500,000 shares of Common Stock
     (representing approximately 11.8% of the outstanding shares of Common
     Stock), including (i) 1,000,000 shares of Common Stock issuable upon exercise of warrants and (ii) 4,000,000 shares issuable upon conversion of the Convertible Debentures. The 1997 Trust expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Alexander
     Trust, the Benjamin Trust, the Joshua Trust, the Victoria Trust, Leon D.
     Black and John J. Hannan, respectively. Each of the Alexander Trust, the
     Benjamin Trust, the Joshua Trust and the Victoria Trust own an aggregate of
     851,460 shares of Common Stock, including 333,823 shares of Common Stock issuable upon exercise of warrants. Leon D. Black directly beneficially owns 1,500,000 shares of Common Stock, including 400,000 shares of Common
     Stock issuable upon exercise of warrants and 1,000,000 shares issuable upon conversion of the Convertible Debentures. Although Mr. Black expressly disclaims beneficial ownership, he may be deemed to indirectly beneficially own 6,500,000 shares of Common Stock that are directly beneficially owned by the 1997 Trust, which together with the shares directly beneficially owned by Mr. Black represent approximately 14.2% of the outstanding shares of Common Stock. John J. Hannan directly beneficially owns 1,250,000 shares of Common Stock including 1,000,000 shares of Common Stock issuable upon conversion of the Convertible Debentures, representing in the aggregate approximately 2.4% of the outstanding shares of Common Stock. Each of the foregoing Reporting Persons expressly disclaims beneficial ownership of all shares not directly beneficially held by such Reporting Person.

                                       19

                  The 1997 Trust has shared power to vote or to direct the vote for 6,500,000 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has shared power to vote or to direct the vote for 0 shares of Common Stock.
                  Leon D. Black has shared power to vote or to direct the vote for 6,500,000 shares of Common Stock.
                  John J. Hannan has shared power to vote or to direct the vote for 0 shares of Common Stock.

                  (3) Sole power to dispose or to direct the disposition of:

                  The 1997 Trust has sole power to dispose or to direct the
                  disposition of 0 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has sole power to dispose or to direct the disposition of 851,470 shares of Common Stock.
                  Leon D. Black has sole power to dispose or to direct the
                  disposition of 1,550,000 shares of Common Stock.
                  John J. Hannan has sole power to dispose or to direct the
                  disposition of 1,250,000 shares of Common Stock.

                  (4) Shared power to dispose or to direct the disposition of:

                  The 1997 Trust has shared power to dispose of or to direct the disposition of 6,500,000 shares of Common Stock.
                  Each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.
                  Leon D. Black has shared power to dispose of or to direct the disposition of 6,500,000 shares of Common Stock.
                  John J. Hannan has shared power to dispose of or to direct the disposition of 0 shares of Common Stock.

         The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, as of September 13, 2004, was 12,705,880, including an aggregate of 8,985,292 shares issuable upon exercise of warrants and conversion of Convertible Debentures, or approximately 21.5% of all of the outstanding shares of Common Stock.

(c) Except as described in this Statement none of the Reporting Persons has effected any transaction in the securities of the Company in the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

                                       20

(e) Not applicable.

ITEM 6   Contracts, Arrangements, Understandings or Relationships with Respect
------   to Securities of the Issuer
         ---------------------------------------------------------------------

         Other than as reported herein, none of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.

ITEM 7   Materials to Be Filed as Exhibits
------   ---------------------------------

Exhibit 1:        Joint Filing Agreement, dated as of September 24, 2004 by and among the Reporting Persons

Exhibit 2:        Form of Subscription Agreement, dated October 10, 2000,
                  between the Company and each of the Alexander Trust, the
                  Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon
                  D. Black

Exhibit 3:        Form of Warrant, dated October 10, 2000, issued by the Company to each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust, the Victoria Trust and Leon D. Black

Exhibit 4:        Subscription Agreement, dated August 9, 2001, between the
                  Company and the 1997 Trust

Exhibit 5:        Form of Subscription Agreement, dated October 3, 2002, between the Company and each of the Alexander Trust, the Benjamin
                  Trust, the Joshua Trust and the Victoria Trust (incorporated by reference to Exhibit 10.12 to the Company's Form S-2
                  Registration Statement filed January 22, 2004)

Exhibit 6:        Form of Warrant, dated October 3, 2002, issued by the Company to each of the Alexander Trust, the Benjamin Trust, the Joshua
                  Trust and the Victoria Trust (incorporated by reference to
                  Exhibit 4.2 to the Company's Form S-2 Registration Statement
                  filed January 22, 2004)

Exhibit 7:        Form of Registration Rights Letter, dated October 3, 2002, issued by the Company to each of the Alexander Trust, the
                  Benjamin Trust, the Joshua Trust and the Victoria Trust

Exhibit 8:        Form of Registration Rights Agreement, dated as of September
                  13, 2004, between the Company and each of the 1997 Trust, Leon
                  D. Black and John J. Hannan

                                       21

Exhibit 9:        Form of Warrant, dated as of September 13, 2004, issued by the
                  Company to each of the 1997 Trust, Leon D. Black and John J.
                  Hannan

Exhibit 10:       Form of Debenture, dated as of September 13, 2004, issued by the Company to each of the 1997 Trust, Leon D. Black and John
                  J. Hannan

                                       22

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 24, 2004

     BLACK FAMILY 1997 TRUST

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO ALEXANDER BLACK

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO BENJAMIN BLACK

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO JOSHUA BLACK

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan
     Title: Trustee

     LEON D. BLACK TRUST UAD 11/30/92 FBO VICTORIA BLACK

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan
     Title: Trustee

                                       23

     LEON D. BLACK

     By: /s/  Leon D. Black
         -------------------
     Name:  Leon D. Black

     JOHN J. HANNAN

     By: /s/  John J. Hannan
         -------------------
     Name:  John J. Hannan

                                       24

                                  EXHIBIT INDEX

Exhibit No.       Description
------- --        -----------

Exhibit 1:        Joint Filing Agreement, dated as of September 24, 2004 by and among the Reporting Persons

Exhibit 2:        Form of Subscription Agreement, dated October 10, 2000,
                  between the Company and each of the Alexander Trust, the
                  Benjamin Trust, the Joshua Trust, the Victoria Trust and Leon
                  D. Black

Exhibit 3:        Form of Warrant, dated October 10, 2000, issued to each of the
                  Alexander Trust, the Benjamin Trust, the Joshua Trust, the
                  Victoria Trust and Leon D. Black

Exhibit 4:        Subscription Agreement, dated August 9, 2001, between the
                  Company and the 1997 Trust

Exhibit 5:        Form of Subscription Agreement, dated October 3, 2002, between    *
                  the Company and each of the Alexander Trust, the Benjamin
                  Trust, the Joshua Trust and the Victoria Trust (incorporated by reference to Exhibit 10.12 to the Company's Form S-2
                  Registration Statement filed January 22, 2004)

Exhibit 6:        Form of Warrant, dated October 3, 2002, issued by the             *
                  Company to each of the Alexander Trust, the Benjamin Trust, the Joshua Trust and the Victoria Trust (incorporated by
                  reference to Exhibit 4.2 to the Company's Form S-2
                  Registration Statement filed January 22, 2004)

Exhibit 7:        Form of Registration Rights Letter, dated October 3, 2002, issued by the Company to each of the Alexander Trust, the
                  Benjamin Trust, the Joshua Trust and the Victoria Trust

Exhibit 8:        Form of Registration Rights Agreement, dated as of September
                  13, 2004, between the Company and each of the 1997 Trust, Leon
                  D. Black and John J. Hannan

Exhibit 9:        Form of Warrant, dated as of September 13, 2004, issued by the
                  Company to each of the 1997 Trust, Leon D. Black and John J.
                  Hannan

Exhibit 10:       Form of Debenture, dated as of September 13, 2004, issued by the Company to each of the 1997 Trust, Leon D. Black and John
                  J. Hannan

                                       25

*    Incorporated by reference to the Company's Form S-2 Registration Statement filed on January 22, 2004

                                       26